NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Pilgrim’s Pride Corporation

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 5, 2021, email communication sent by Kyle Seeley, Corporate Governance and ESG Investment Officer, New York State Common Retirement Fund.

Pilgrim’s Pride Corporation

VOTE FOR PROPOSAL SEVEN

STOCKHOLDER PROPOSAL TO INTEGRATE ESG METRICS INTO EXECUTIVE COMPENSATION

Filed by the New York State Common Retirement Fund

Annual Meeting: April 28, 2021

The New York State Common Retirement Fund urges Pilgrim’s Pride Corporation stockholders to vote FOR Proposal SEVEN on the proxy, the Stockholder Proposal to Integrate ESG Metrics into Executive Compensation at the Pilgrim’s Pride

Annual Meeting on April 28, 2021.

Support FOR Proposal SEVEN Is Warranted Because:

1)	Pilgrim’s Pride has significant ESG weaknesses and poor performance related to the management of ESG risks. Additionally, Pilgrim’s Pride has not successfully demonstrated to stockholders that it has the ability to manage and conduct oversight of these risks.
2)	Pilgrim’s Pride has faced significant controversies for its weak ESG performance, including its response to the COVID-19 pandemic and human capital management practices.
3)	Integrating ESG metrics into Pilgrim’s Pride’s executive compensation program may help improve the company’s management of ESG risks, while providing long-term value for stockholders.

Summary of Proposal SEVEN

Resolved, Shareholders of Pilgrim’s Pride Corporation (Pilgrim’s Pride) urge the Board of Directors to examine and report to shareholders, at reasonable cost and omitting proprietary information, describing if, and how, it plans to integrate ESG metrics into the performance measures of named executive officers under the Company’s incentive compensation plans.

Strong management of ESG risks has a positive effect on long-term shareholder value, value creation, and sustainability. Conversely, failure to adequately manage and disclose performance on ESG issues can pose regulatory, legal, reputational, and financial risks to a company.

The Sustainability Accounting Standards Board identifies various material ESG issues at Pilgrim’s Pride, including greenhouse gas emissions, energy and water management, land use and ecological impacts, food safety, workforce health and safety, and animal care and welfare. While Pilgrim’s Pride has taken various steps to address some of these issues, significant problems remain.

Recent events, including the COVID-19 pandemic and the struggle for racial equity, have illustrated the importance of ESG issues and their impact on companies. By integrating ESG metrics into executive compensation incentive plans, Pilgrim’s Pride could incentivize its executives to improve ESG performance, thereby addressing risks and achieving greater long-term value for shareowners.

Reasons to Vote FOR Proposal SEVEN

Pilgrim’s Pride has significant ESG weaknesses and poor ESG performance related to the management of ESG risks. Additionally, Pilgrim’s Pride has not successfully demonstrated to stockholders that it has the ability to manage and conduct oversight of these risks.

•	Pilgrim’s Pride has reported that it believes ESG issues related to health and safety, diversity and inclusion, retention and career development, community support, and employee relations are material to its business.[1]
•	Pilgrim’s Pride has said: “We believe sustainability involves improving short- and long-term profitability by managing economic, social and environmental factors, and we have adopted the three traditional pillars of sustainability, which guide our sustainability program: social responsibility, economic viability, and environmental stewardship.”[2]
•	Strong management of these material ESG issues can have a positive impact on long-term shareholder value and value creation. However, a failure to adequately manage and disclose performance on ESG issues can pose regulatory, legal, reputational, and financial risks to Pilgrim’s Pride and its shareholders.
•	Pilgrim’s Pride has reported on its ESG practices through a Sustainability Report that includes various disclosures and sustainability goals relating to ESG practices.
•	While Pilgrim’s Pride states it has taken steps to address ESG issues, Pilgrim’s Pride has not demonstrated to stockholders that it is successfully managing and overseeing these risks.
•	Pilgrim’s Pride’s poor management of ESG issues includes various significant and persistent controversies, regulatory violations, and environmental issues:
o	A criticized response to the COVID-19 pandemic, leading to legal action by employees alleging plant operators disregarded health and safety guidelines.[3]
o	A record of severe, disabling and life-threatening injuries and death among its employees at its poultry processing plants.[4]
o	Repeated health and safety violations that have led to fines through regulatory violations and lawsuit settlements.[5]

1https://ir.pilgrims.com/static-files/ebc1edab-5dfa-4d7e-8c6e-4276fd58b763

2 https://sustainability.pilgrims.com/

3 https://www.bloomberglaw.com/product/health/document/X9LUGD5G000000 ; https://www.startribune.com/pilgrim-s-pride-workers-protest-company-s-covid-19-policies/570022352/

4 https://www.hrw.org/report/2019/09/04/when-were-dead-and-buried-our-bones-will-keep-hurting/workers-rights-under-threat# ;

https://delauro.house.gov/media-center/press-releases/delauro-urges-comprehensive-osha-investigation-worker-fatality-jbs

5 https://www.osha.gov/news/newsreleases/region4/07272016 ; https://www.ehstoday.com/safety/article/21918131/pilgrims-pride-adds-to-flock-of-osha-violations ;

https://violationtracker.goodjobsfirst.org/prog.php?parent=&major_industry_sum=&primary_offense_sum=&agency_sum=&hq_id_sum=&company_op=starts&company=pilgrim%27s+pride

o	High-profile allegations, investigations, and lawsuits related to hiring discrimination and retaliation.[6]
o	Lagging behind its peers in implementing best practices and disclosure relating to addressing the environmental impacts of its operations.[7]
o	Criticized animal care and welfare practices.[8]
o	Department of Justice investigation into allegations of price-fixing of broiler chicken products that has led to the company's CEO and two former employees charged over their alleged involvement.[9]
•	While Pilgrim’s Pride states it has taken steps to address ESG issues, it has not demonstrated to stockholders it has effective management and oversight mechanisms in place to properly manage these risks.

Integrating ESG metrics into Pilgrim’s Pride’s executive compensation program may help improve the company’s management of ESG risks, while providing long-term value for stockholders.

•	Effectively managing ESG risks offers positive opportunities for companies and should be a key metric by which executives are judged.
•	By integrating ESG metrics into executive compensation, companies can reduce risks related to ESG underperformance by incentivizing executives to meet sustainability goals, thereby achieving greater long-term value for shareholders.
•	Strong evidence has emerged that corporate outperformance on sustainability-related issues is correlated to long-term value for stockholders.
•	As a result, the practice of linking executive pay to ESG performance has been gaining momentum in recent years as a way to improve performance on ESG issues and stockholder value:
o	A Harvard Business School study conducted in 2015 of S&P 500 executives’ pay packages found a positive relationship between the presence of explicit incentive compensation for corporate social responsibility and firms’ social performance.[10]
o	A separate study conducted by Harvard Business School in 2012 found that companies that voluntarily adopted environmental and social policies were significantly more likely to outperform their counterparts over the long term, both in terms of stock market and accounting performance.[11]
o	A 2019 survey by Mercer of 135 public, private and not-for-profit companies from the United States and Canada found 51 percent of companies are either using or considering using ESG metrics when designing their executive compensation packages to hold leadership accountable for the delivery of sustainable business goals.[12]

6 https://www.greeleytribune.com/2018/10/11/kentucky-woman-files-discrimination-lawsuit-against-greeley-based-pilgrims-pride-corporation/

7 https://www.houstonpress.com/news/report-blames-tyson-pilgrims-pride-and-others-for-manure-in-texas-waters-8531516 ;

https://www.environmentalintegrity.org/wp-content/uploads/2018/10/Slaughterhouse-report-2.14.2019.pdf ;

https://echo.epa.gov/enforcement-case-report?id=04-2016-4501;

https://ir.pilgrims.com/static-files/bf5e148b-7d66-4a6c-aa6e-5a3576836ece ;

8 https://www.theguardian.com/environment/2019/jun/25/footage-chickens-big-uk-producer

9 https://www.justice.gov/atr/case/us-v-pilgrims-pride-corporation

10 https://www.hbs.edu/faculty/Publication%20Files/16-014_4c96092d-689c-4add-b75e-2662fcd948b1.pdf

11 https://www.hbs.edu/faculty/publication%20files/ssrn-id1964011_6791edac-7daa-4603-a220-4a0c6c7a3f7a.pdf

12 https://www.mercer.us/our-thinking/career/business-roundtable-ceos-promote-evolving-corporate-purpose.html

o	According to the 2019 UN Global Compact CEO Study, 84 percent of executives from the world's largest companies cited a clear link between sustainability and business value. Additionally, that study found 66 percent of CEOs would agree to have their compensation linked to sustainability performance.[13]
o	In 2020, Willis Towers Watson found that over half (51 percent) of S&P 500 companies use ESG metrics in their incentive plans, with 50 percent including it in annual incentive programs and four percent for long-term incentive programs. Additionally, they note that “[c]ompanies would benefit by providing expanded disclosures that more specifically detail how ESG impacts pay.”[14]
o	In 2021, Pay Governance found that an increasing number of companies are including ESG metrics in their incentive plans in 2021, with most utilizing social and environmental metrics.[15]
•	By incorporating ESG metrics in executive compensation, Pilgrim’s Pride would join several peers and food products companies to adopt such metrics, including:
o	Ingredion Incorporated— talent, capability and diversity.
o	Kellogg Company— food safety and quality measures, diversity and inclusion, and people safety.
o	Mondelez International, Inc. — sustainability/recyclability and culture.
o	The Kraft Heinz Company— hiring and retention of key talent, and reinforcing the company’s culture.
o	TreeHouse Foods, Inc. — diversity and inclusion.
•	Pilgrim’s Pride has recently announced a $1 billion sustainability-linked bond offering tied to efforts to reduce greenhouse gas emission intensity across its global operations.[16] As the company seeks to align its strategy with sound ESG practices, integrating ESG metrics into executive incentives may provide an opportunity for executives to be incentivized to perform on its ESG priorities.
•	Additionally, stockholders have voiced concern regarding aspects of Pilgrim’s Pride’s executive compensation practices, including substantial severance payments and a lack of risk mitigators, like a compensation clawback policy, stock ownership guidelines, or holding period requirements for executives. In fact, nearly half of Pilgrim's Pride's independent shareholders voted against its most recent advisory vote on executive compensation.
•	Pilgrim’s Pride should consider linking executive compensation to its own chosen ESG metrics. This would demonstrate that senior executive management seeks to oversee sustainability strategy in a way that is accountable, transparent, and oriented around success.

13 https://d306pr3pise04h.cloudfront.net/docs/publications%2F2019-UNGC-Accenture-CEO-Study.pdf

14 https://www.willistowerswatson.com/en-US/Insights/2020/03/New-research-finds-progress-on-the-use-of-ESG-incentive-metrics

15 https://valueedgeadvisors.files.wordpress.com/2021/03/inclusion-of-esg-metrics-in-incentive-plans-03162021.pdf

16 https://ir.pilgrims.com/news-releases/news-release-details/pilgrims-becomes-first-global-meat-and-poultry-company-offer

•	Lastly, this proposal is not prescriptive and only requests that the board report on “if, and how, it plans to integrate ESG metrics into the performance measures of named executive officers under the Company’s compensation incentive plans.”

After filing the stockholder proposal, Pilgrim’s Pride did not engage with the New York State Common Retirement on the proposal. We believe engagement with stockholders, including engaging on stockholder proposals, is a well-accepted best practice that reflects sound corporate governance.

Conclusion

Stockholders are encouraged to vote FOR Proposal SEVEN on the proxy, the Stockholder Proposal Regarding Integrating ESG Metrics into Executive Compensation at the Pilgrim’s Pride Corporation Annual Meeting on April 28, 2021. Pilgrim’s Pride integrating ESG metrics into its executive compensation assessments may improve ESG performance, and thereby generate more sustainable, long-term value for stockholders.

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For questions, please contact Kyle Seeley, Corporate Governance and ESG Investment Officer New York State Common Retirement Fund, kseeley@osc.ny.gov.

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This is not a solicitation of authority to vote your proxy.

Please do not send us your proxy card.